Exhibit 99

The financial statements of Lincoln Benefit Life Company as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.